Exhibit 21.1

SUBSIDIARIES OF ANTERO MIDSTREAM PARTNERS LP

Name of Subsidiary	Jurisdiction of Organization
Antero Midstream LLC	Delaware
Antero Water LLC	Delaware
Antero Treatment LLC	Delaware
Antero Midstream Finance Corporation	Delaware